United States securities and exchange commission logo





                              August 21, 2023

       Xianchang Ma
       Chief Executive Officer and Chief Financial Officer
       Tengjun Biotechnology Corp.
       East Jinze Road and South Huimin Road
       Food Industry Economic and Technology Development District
       Jianxiang County , Jining City
       Shandong Province, China

                                                        Re: Tengjun
Biotechnology Corp.
                                                            Form 8-K filed
August 14, 2023
                                                            File No. 333-169397

       Dear Xianchang Ma:

             We have reviewed your filing and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to this comment, we may have additional comments.

       Form 8-K filed August 14, 2023

       Item 4.02 - Non-reliance on Previously Issued Financial Statements or a Related Audit Report or
       Completed Interim Review

   1. Please amend your report to include all of the information required by Item 4.02(a) of
                                                        Form 8-K, including
disclosure of the following information:
                                                            a brief description
of the facts underlying your conclusion of non-reliance on your previously issued
financial statements to the extent known to you at the time of filing;
                                                            and
                                                            a statement of
whether the audit committee, or the board of directors in the absence of an audit
committee, or authorized officer or officers, discussed with your independent
accountant the matters disclosed in the filing pursuant to this Item
                                                            4.02(a).
 Xianchang Ma
FirstName LastNameXianchang
Tengjun Biotechnology  Corp. Ma
Comapany
August 21, NameTengjun
           2023         Biotechnology Corp.
August
Page 2 21, 2023 Page 2
FirstName LastName
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact SiSi Cheng at 202-551-5004 or Ernest Greene at 202-551-3733 with any questions.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of
Manufacturing